                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                          (Amendment No.    1  )*
                                         ------

                              Gene Logic, Inc.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                        Common Stock, $.01 par value
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 0003686891
                     ----------------------------------
                              (CUSIP Number)


--------------------------------------------------------------------------------
               (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / / Rule 13d-1(b)

     / / Rule 13d-1(c)

     /X/ Rule 13d-1(d)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 16 pages

CUSIP No. 0003636891
          ----------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Cross Atlantic Partners K/S

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

     Denmark

-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                       -0-
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                       1,582,399
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                    -0-
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    1,582,399
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

         1,582,399 Shares

-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

         8.1%

-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
         PN
-------------------------------------------------------------------------------

                              Page 2 of 16 pages

CUSIP No. 0003636891
          ----------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Cross Atlantic Partners K/S II

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

     Denmark

-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                       0
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                       1,582,399
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                    0
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    1,582,399
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

         1,582,399 Shares

-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

         8.1%

-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
         PN
-------------------------------------------------------------------------------

                              Page 3 of 16 pages

CUSIP No. 0003636891
          ----------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Cross Atlantic Partners K/S III

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

     Denmark

-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                       0
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                       1,582,399
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                    0
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    1,582,399
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

         1,582,399 Shares

-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

         8.1%

-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
         PN
-------------------------------------------------------------------------------

                              Page 4 of 16 pages

CUSIP No. 0003636891
          ----------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     CAP/Hambro, L.P.

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

     Delaware

-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                       0
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                       1,582,399
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                    0
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    1,582,399
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

         1,582,399 Shares

-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

         8.1%

-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
         PN
-------------------------------------------------------------------------------

                              Page 5 of 16 pages

CUSIP No. 0003636891
          ----------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     CAP/Hambro, Inc.

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

     Delaware

-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                       0
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                       1,582,399
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                    0
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    1,582,399
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

         1,582,399 Shares

-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

         8.1%

-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
         CO
-------------------------------------------------------------------------------

                              Page 6 of 16 pages

CUSIP No. 0003636891
          ----------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Hambro America Private Equity, Inc. (f/k/a Hambro America, Inc.)

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

     Denmark

-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                       0
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                       1,582,399
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                    0
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    1,582,399
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

         1,582,399 Shares

-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

         8.1%

-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
         CO
-------------------------------------------------------------------------------

                              Page 7 of 16 pages

         NOTE: This Statement on Schedule 13G is being filed on behalf of Cross Atlantic Partners K/S, Cross Atlantic Partners K/S II, Cross Atlantic Partners K/S III, CAP/Hambro, L.P., CAP/Hambro, Inc. and Hambro America Private Equity, Inc. (f/k/a Hambro America, Inc.), CAP/Hambro, L.P. is the sole general partner of Cross Atlantic Partners, K/S, Cross Atlantic Partners K/S II, and Cross Atlantic Partners K/S III. CAP/Hambro, Inc. is the sole general partner of CAP/Hambro, L.P. Hambro America Private Equity, Inc. (f/k/a Hambro America, Inc.) is the sole shareholder of CAP/Hambro, Inc.



Item 1(a).      NAME OF ISSUER:  Gene Logic Inc.

Item 1(b).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                10150 Old Columbia Rd.,
                Columbia, MD 21046


              ITEM 2(A)                                ITEM 2(B)                          ITEM 2(C)
              ---------                                ---------                          ---------
                                                                                     CITIZENSHIP OR PLACE
        NAME OF PERSON FILING                           ADDRESS                       OF ORGANIZATION
        ---------------------                           -------                      --------------------
Cross Atlantic Partners K/S, a         c/o Hambro Health International, Inc.               Denmark
     Danish limited partnership        650 Madison Avenue
                                       New York, NY  10022

Cross Atlantic Partners K/S II, a      c/o Hambro Health International, Inc.               Denmark
     Danish limited partnership        650 Madison Avenue
                                       New York, NY  10022

Cross Atlantic Partners K/S III, a     c/o Hambro Health International, Inc.               Denmark
     Danish limited partnership        650 Madison Avenue
                                       New York, NY  10022

CAP/Hambro, L.P., the sole general     c/o Hambro Health International, Inc.               Delaware
     partner of Cross Atlantic         650 Madison Avenue
     Partners K/S, Cross Atlantic      New York, NY  10022
     Partners K/S II and Cross
     Atlantic Partners K/S III

CAP/Hambro, Inc., the sole general    c/o Hambro Health International, Inc.                Delaware
     partner of CAP/Hambro, L.P.,     650 Madison Avenue which is
     wholly-owned by                  New York, NY 10022
     Hambro America, Inc.

Hambro America Private Equity, Inc.    c/o Hambro Health International, Inc.               New York
     (f/k/a Hambro America, Inc.),     650 Madison Avenue
     the parent  corporation of        New York, NY  10022
     CAP/Hambro, Inc.


Item 2(d).      TITLE OF CLASS OF SECURITIES:  Common Stock, $.01 par value.

Item 2(e).      CUSIP NUMBER: 0003686891

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

         (a) / / Broker or Dealer registered under Section 15 of the Securities Exchange Act of 1934 (the "Act").

         (b) / /  Bank as defined in Section 3(a)(6) of the Act.

         (c) / /  Insurance Company as defined in Section 3(a)(19) of the Act.

                               Page 8 of 16 pages

         (d) / / Investment Company registered under Section 8 of the Investment Company Act of 1940.

         (e) / /  An investment adviser in accordance with Rule
                  13d-1(b)(1)(ii)(E);

         (f) / / An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

         (g) / / A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

         (h) / / A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

         (i) / / A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

         (h) / /  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

         If this statement is filed pursuant to Rule 13d-1(c), check this box.

         None of the above.

Item 4.  OWNERSHIP.

         (a) Amount Beneficially Owned: As of December 31, 1998, each of the following is the owner of record of the number of shares of Common Stock set forth next to its name:

                  Cross Atlantic Partners K/S                  892,533 shares
                  Cross Atlantic Partners K/S II               504,832 shares
                  Cross Atlantic Partners K/S III              185,034 shares
                  CAP/Hambro, L.P.                                0 shares
                  CAP/Hambro, Inc.                                0 shares
                  Hambro America Private Equity, Inc.             0 shares
                  (f/k/a Hambro America, Inc.)

         Additionally, in its capacity as the sole general partner of Cross Atlantic Partners K/S, Cross Atlantic Partners K/S II, and Cross Atlantic Partners K/S III, CAP/Hambro, L.P. is deemed to beneficially own an aggregate of 1,582,399 shares of Common Stock as of December 31, 1998. As CAP/Hambro, Inc. is the sole general partner of CAP/Hambro, L.P. and Hambro America Private Equity, Inc. (f/k/a Hambro America, Inc.) is the sole shareholder of CAP/Hambro, Inc., both of these entities are deemed to also beneficially own an aggregate of 1,582,399 shares of Common Stock as of December 31, 1998.



         (b)      Percent of Class:

                  Cross Atlantic Partners K/S                      8.1%
                  Cross Atlantic Partners K/S II                   8.1%
                  Cross Atlantic Partners K/S III                  8.1%
                  CAP/Hambro, L.P.                                 8.1%
                  CAP/Hambro, Inc.                                 8.1%
                  Hambro America Private Equity, Inc.              8.1%
                  (f/k/a Hambro America, Inc.)

         The foregoing percentages are calculated based on the 19,646,071 shares of Common Stock reported to be outstanding in the Quarterly Report on Form 10-Q of Gene Logic Inc. for the quarter ended September 30, 1998.


                               Page 9 of 16 pages

         (c)      Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote:

                    Cross Atlantic Partners K/S              0 shares
                    Cross Atlantic Partners K/S II           0 shares
                    Cross Atlantic Partners K/S III          0 shares
                    CAP/Hambro, L.P.                         0 shares
                    CAP/Hambro, Inc.                         0 shares
                    Hambro America Private Equity,           0 shares
                    Inc. (f/k/a Hambro America, Inc.)



                  (ii) shared power to vote or to direct the vote:

                    Cross Atlantic Partners K/S              1,582,399 shares
                    Cross Atlantic Partners K/S II           1,582,399 shares
                    Cross Atlantic Partners K/S III          1,582,399 shares
                    CAP/Hambro, L.P.                         1,582,399 shares
                    CAP/Hambro, Inc.                         1,582,399 shares
                    Hambro America Private Equity,           1,582,399 shares
                    Inc. (f/k/a Hambro America, Inc.)

                  (iii) sole power to dispose or to direct the disposition of:

                   Cross Atlantic Partners K/S               0 shares
                   Cross Atlantic Partners K/S II            0 shares
                   Cross Atlantic Partners K/S III           0 shares
                   CAP/Hambro, L.P.                          0 shares
                   CAP/Hambro, Inc.                          0 shares
                   Hambro America Private Equity, Inc.       0 shares
                   (f/k/a Hambro America, Inc.)

                  (iv) shared power to dispose or to direct the disposition of:

                   Cross Atlantic Partners K/S               1,582,399 shares
                   Cross Atlantic Partners K/S II            1,582,399 shares
                   Cross Atlantic Partners K/S III           1,582,399 shares
                   CAP/Hambro, L.P.                          1,582,399 shares
                   CAP/Hambro, Inc.                          1,582,399 shares
                   Hambro America Private Equity,            1,582,399 shares
                   Inc. (f/k/a Hambro America, Inc.)

                Cross Atlantic Partners K/S, Cross Atlantic Partners K/S II, Cross Atlantic Partners K/S III, CAP/Hambro, L.P., CAP/Hambro, Inc., and Hambro America Private Equity, Inc.(f/k/a Hambro America, Inc.) expressly disclaim beneficial ownership of any shares of Common Stock of Gene Logic Inc., except any shares held directly of record.

Item 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: / /

Item 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                Not applicable.



                              Page 10 of 16 pages

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                Not applicable.

Item 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable. Cross Atlantic Partners K/S, Cross Atlantic Partners K/S II, Cross Atlantic Partners K/S III, CAP/Hambro, L.P., CAP/Hambro, Inc., and Hambro America Private Equity, Inc. (f/k/a Hambro America, Inc.) expressly disclaim membership in a "group" as defined in Rule 13d-1(b)(ii)(H).

Item 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.


Item 10. CERTIFICATION.

         Not applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).


Attached as EXHIBIT 1 hereto is a Joint Filing Agreement executed by each of the filing persons pursuant to Rule 13d-1(f) under Section 13(d) of the Act.


                              Page 11 of 16 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the agreement set forth as EXHIBIT 1 hereto.


Dated:   June 24, 1999
                              CROSS ATLANTIC PARTNERS K/S

                              By: CAP/HAMBRO, L.P.
                                  Its General Partner

                              By: CAP/HAMBRO, INC.
                                  Its General Partner

                              By:  *
                                  ------------------------------
                                   Charles L. Dimmler, III
                                   Authorized Officer


                              CROSS ATLANTIC PARTNERS K/S II

                              By: CAP/HAMBRO, L.P.
                                  Its General Partner

                              By: CAP/HAMBRO, INC.
                                  Its General Partner

                              By:  *
                                  ------------------------------
                                   Charles L. Dimmler, III
                                   Authorized Officer


                              CROSS ATLANTIC PARTNERS K/S III

                              By: CAP/HAMBRO, L.P.
                                  Its General Partner

                              By: CAP/HAMBRO, INC.
                                  Its General Partner

                              By:  *
                                  ------------------------------
                                  Charles L. Dimmler, III
                                  Authorized Officer




                              Page 12 of 16 pages

                              CAP/HAMBRO, L.P.

                              By: CAP/HAMBRO, INC.
                                  Its General Partner

                              By:  *
                                  ------------------------------
                                  Charles L. Dimmler, III
                                  Authorized Officer

                              CAP/HAMBRO, INC.

                              By:  *
                                  ------------------------------
                                  David Barnett
                                  Authorized Officer


                              HAMBRO AMERICA PRIVATE EQUITY, INC.

                              By:  *
                                  ------------------------------
                                  David Barnett
                                  Authorized Officer

                               *By:/s/ Edwin A. Goodman
                                  ------------------------------
                                       Edwin A. Goodman
                                       Attorney-in-fact

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
* This Schedule 13G is executed by Edwin A. Goodman pursuant to a Power of Attorney filed with the Securities and Exchange Commission on February 17, 1998 in connection with a Schedule 13G for Gene Logic Inc., which Power of Attorney is incorporated herein by reference and a copy of which is attached hereto as
Exhibit 2.




                              Page 13 of 16 pages

                                                                       EXHIBIT 1

                                    AGREEMENT

         Pursuant to Rule 13d-1(f) (1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Gene Logic Inc.

         This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

         EXECUTED this 24th day of June, 1999.


                           CROSS ATLANTIC PARTNERS K/S

                           By: CAP/HAMBRO, L.P.
                               Its General Partner

                           By: CAP/HAMBRO, INC.
                               Its General Partner

                            By:  *
                                ------------------------------
                                Charles L. Dimmler, III
                                Authorized Officer


                           CROSS ATLANTIC PARTNERS K/S II

                           By: CAP/HAMBRO, L.P.
                               Its General Partner

                           By: CAP/HAMBRO, INC.
                               Its General Partner

                           By:  *
                               ------------------------------
                               Charles L. Dimmler, III
                               Authorized Officer


                           CROSS ATLANTIC PARTNERS K/S III

                           By: CAP/HAMBRO, L.P.
                               Its General Partner

                           By: CAP/HAMBRO, INC.
                               Its General Partner

                            By:  *
                                ------------------------------
                                Charles L. Dimmler, III
                                Authorized Officer



                              Page 14 of 16 pages

                             CAP/HAMBRO, L.P.

                             By: CAP/HAMBRO, INC.
                             Its General Partner

                             By:  *
                                 ------------------------------
                                 Charles L. Dimmler, III
                                 Authorized Officer

                             CAP/HAMBRO, INC.

                              By:  *
                                  ------------------------------
                                  David Barnett
                                  Authorized Officer


                              HAMBRO AMERICA PRIVATE EQUITY, INC.

                              By:  *
                                  ------------------------------
                                  David Barnett
                                  Authorized Officer



                                            *By:/s/ Edwin A. Goodman
                                                ----------------------------
                                                Edwin A. Goodman
                                                Attorney-in-fact

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
* This Agreement is executed by Edwin A. Goodman pursuant to a Power of Attorney filed with the Securities and Exchange Commission on February 17, 1998 in connection with a Schedule 13G for Gene Logic Inc., which Power of Attorney is incorporated herein by reference and a copy of which are attached hereto as
Exhibit 2.


                              Page 15 of 16 pages

                                                                       EXHIBIT 2
                                                                       ---------

                                POWER OF ATTORNEY

         KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Edwin A. Goodman and Lisa C. Torch, and each of them, with full power to act without the other, his or her true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself or herself as an individual or in his or her capacity as a general partner of, or an officer of a general partner of, CAP/Hambro, L.P., CAP/Hambro, Inc., Hambro America, Inc., Cross Atlantic Partners K/S, Cross Atlantic Partners K/S II and Cross Atlantic Partners K/S III, pursuant to Section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he or she might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereto.


         IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 13th day of February, 1998.

                                   /s/ John Cassis
                                   ---------------
                                   John Cassis

                                   /S/ Charles L. Dimmler, III
                                   ---------------------------
                                   Charles L. Dimmler, III

                                   /s/ David Barnett
                                   -----------------
                                   David Barnett


                              Page 16 of 16 pages